Exhibit 99.66

DeFi Technologies’ Subsidiary Valour Inc. Announces Plans to Launch a Physical Backed ETP for the Internet Computer Protocol (ICP) Token in Collaboration with DFINITY Foundation

●	Expansion of Physical Backed ETPs: DeFi Technologies’ subsidiary, Valour Inc., announces a new product offering launching a physical backed Exchange Traded Product (ETP) for the Internet Computer Protocol (ICP) token in collaboration with DFINITY Foundation. This comes on the heels of a recent collaboration between Valour Inc., and Bitcoin Suisse AG to demonstrate Valour’s dedication to expanding physically backed digital asset products and broadening market accessibility for cryptocurrencies on traditional exchanges like XETRA.

●	Pioneering Blockchain Innovation: The Internet Computer Protocol (ICP) is a blockchain platform designed to extend the functionality of Web3. With a significant market capitalization of around $2 billion, DFINITY has positioned itself as a major innovator in the blockchain space, with the ICP token ranking among the top 50 cryptocurrencies globally.

TORONTO, November 28, 2023 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: MB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), proudly announces that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, will offer a physical backed ETP for the ICP token in Collaboration with DFINITY Foundation.

The fast growing Internet Computer community is focused on building out a new Web3 Internet ecosystem and moving the vast majority of online systems and services on-chain. This enables the replacement of traditional IT with unrivaled cost-efficiency, security and performance, paving the way towards blockchain singularity.

“This offering signifies an exciting development in the digital assets space,” said Olivier Roussy Newton, CEO of DeFi Technologies and Director of Valour. “Through our asset-backed issuance platform and operational expertise in the ETP market, we aim to create robust and diversified investment opportunities for investors.”

Marco A. Infuso, CSO at Valour Europe AG, added, “This collaboration enables safe and easy access to ICP tokens via traditional brokers, banks, and platforms. In this way, ICP can be integrated into every portfolio, just as shares and bonds have been for decades.”

Valour also recently announced the launch of the 1Valour Bitcoin Physical Carbon Neutral ETP (ISIN: GB00BQ991Q22) on June 15, 2023. This ETP, secured by the respective digital assets physically stored with regulated custodians like Copper, is part of Valour’s commitment to providing physically backed digital asset platforms. Additionally, Valour offers fully hedged digital asset ETPs, with listings across European exchanges, banks, and broker platforms.

About the Internet Computer

The Internet Computer is powered by novel “chain-key cryptography”, which allows it to run at web speed with efficiency, its smart contracts to serve the web directly to end users, and its on-chain compute to scale without bound. With these capabilities, mass market Web3 services can run entirely on-chain, opening up the possibility for blockchain to become an alternative to traditional IT, such as cloud services. The Internet Computer is governed and updated by the Network Nervous System (NNS), a protocol-integrated DAO that decides to use liquid democracy. Supporting the mission are more than 200 world-renowned scientists and engineers specializing in cryptography, distributed systems, execution environments, programming languages, and more. For more details, visit https://internetcomputer.org

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP and 1Valour Ethereum Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information, to subscribe, or to receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Offering; growth of AUM; breakdown of AUM holdings; development of ETPs; future demand for ETP’s; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities offered under the Offering have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Investor Relations
ir@defi.tech

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